UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

TPG Specialty Lending, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

87265K102
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 87265K102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,488,476*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,488,476*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,448,476
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

*  See Attachment A

CUSIP 87265K102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USS Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,488,476*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,488,476*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,488,476 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

*  See Attachment A

CUSIP 87265K102	Page 4 of 8 Pages

Item 1(a).	Name of Issuer: TPG Specialty Lending, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 301 Commerce Street, Suite 3300 Forth Worth, TX 76102
Item 2(a).
Name of Person(s) Filing:

This Schedule 13G is being filed jointly by Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme (“USSL”) and
USS Investment Management Limited (“USSIM”).

Item 2(b).	Address of Principal Business Office or, if None, Residence: Both USSL and USSIM maintain their principal offices at: Royal Liver Building Liverpool L3 1PY United Kingdom
Item 2(c).	Citizenship: Both USSL and USSIM are incorporated in the United Kingdom.
Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e).	CUSIP Number: 87265K102
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)       ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)       ☐     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       ☐       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       ☐     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       ☒      A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k)       ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing for a non-U.S. institution in accordance with  §240.13d-1(b)(1)(ii)(J), please specify the type of institution. Non-U.S. investment adviser and Non-U.S. employee benefit plan

CUSIP 87265K102	Page 5 of 8 Pages

Item 4.	Ownership*:

A.	Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme
(a)	Amount beneficially owned: 3,488,476
(b)	Percent of class: 6.5%
(c)	Number of Shares as to which the person has:
(i) (ii) (iii) (iv)
sole power to vote or to direct the vote:
shared power to vote or direct the vote: 3,488,476
sole power to dispose or to direct the disposition of:
shared power to dispose or to direct the disposition of:  3,488,476

B.	USS Investment Management Limited
(a)	Amount beneficially owned: 3,488,476
(b)	Percent of class: 6.5%
(c)	Number of Shares as to which the person has:
(i) (ii) (iii) (iv)
sole power to vote or to direct the vote:
shared power to vote or direct the vote: 3,488,476
sole power to dispose or to direct the disposition of:
shared power to dispose or to direct the disposition of:  3,488,476

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: See Attachment A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable

*  See Attachment A

CUSIP 87265K102	Page 6 of 8 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 17th day of February, 2015.

Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme

By:	/s/ Ian Sherlock
By: Ian Sherlock
Its: Company Secretary

USS Investment Management Limited

By:	/s/ Simon James
By: Simon James
Its: Chief Compliance Officer

CUSIP 87265K102	Page 7 of 8 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of TPG Specialty Lending, Inc. and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 17th day of  February, 2015.

Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme

By:	/s/ Ian Sherlock
By: Ian Sherlock
Its: Company Secretary

USS Investment Management Limited

By:	/s/ Simon James
By: Simon James
Its: Chief Compliance Officer

CUSIP 87265K102	Page 8 of 8 Pages

ATTACHMENT A

Item 4 of Schedule 13G

    As of December 31, 2014, Universities Superannuation Scheme Ltd ("USSL") as trustee for Universitites Superannuation Scheme ("USS") was the legal owner of 3,488,476 shares of Common Stock.  Based on there being 53,797,358 shares of Common Stock, USSL's holding represents approximately 6.5% of the outstanding Common Stock.

    USS Investment Management Limited ("USSIM") serves as investment manager to USS and has discretionary and voting power over the shares held by USSL.  Accordingly, USSIM may be deemed to be the beneficial owner of 3,488,476 shares of Common Stock, 3,488,476 of which are held by USSL.

    USSIM disclaims beneficial ownership of the shares of Common Stock of the Issuer held by USSL, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.